UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .
Commission file number 001-13619

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BROWN & BROWN, INC.
EMPLOYEE SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BROWN & BROWN, INC.
220 SOUTH RIDGEWOOD AVENUE
DAYTONA BEACH, FLORIDA 32114

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Report of Independent Registered Certified Public Accounting Firm

To the Investment Committee, Plan Administrator and Participants
Brown & Brown, Inc. Employee Savings Plan and Trust
Daytona Beach, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Brown & Brown, Inc. Employee Savings Plan and Trust (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Hancock Askew & Co., LLP

We have served as the Plan’s auditor since 2007.

Savannah, Georgia
June 24, 2019

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS
CASH	$401	$16
INVESTMENTS:
Participant directed—at fair value:
Registered investment companies (mutual funds)	526,669,967	545,212,704
Common collective trust	54,027,781	51,804,442
Employer common stock fund	37,546,445	35,672,514
Personal choice retirement account	14,615,197	15,104,736
Total investments, at fair value	632,859,390	647,794,396
RECEIVABLES:
Notes receivable from participants	13,383,484	12,581,685

NET ASSETS AVAILABLE FOR BENEFITS	$646,243,275	$660,376,097
See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2018

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTABLE TO:
Investment income:
Dividend income	$28,157,655
Interest income	799,893
Other loss	(436,496)
Net depreciation in fair value of investments	(62,993,512)
Total investment loss	(34,472,460)
Interest on notes receivable from participants	587,563
Contributions:
Participants	41,983,267
Employer	21,879,468
Rollovers from other qualified plans	10,588,107
Total contributions	74,450,842
Total additions	40,565,945
OTHER DEDUCTIONS:
Benefits paid to participants	53,809,286
Administrative expenses	889,481
Total other deductions	54,698,767
NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS	(14,132,822)
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	660,376,097
NET ASSETS AVAILABLE FOR BENEFITS —End of year	646,243,275
See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018 AND 2017, AND FOR THE YEAR ENDED DECEMBER 31, 2018

1.	DESCRIPTION OF THE PLAN
The following brief description of the Brown & Brown, Inc. Employee Savings Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General -The Plan is a defined contribution plan. Substantially all employees who are at least 18 years of age and who are expected to complete a year of service (1,000 hours) are eligible to participate in the Plan effective the first full payroll period after one month of service. The Plan is intended to assist Brown & Brown, Inc. and its subsidiaries (the “Employer”) in its efforts to attract and retain employees by enabling eligible employees who are U.S. citizens with the opportunity to invest a portion of their annual compensation in the Plan, augmented by employer contributions, to supplement the employees’ retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Administration -The Plan is administered by a designated Plan Administrator (the “Administrator”), which has been appointed by the Board of Directors (the “Board”) of the Employer. Information about the Plan document, such as provisions for allocations to participants’ accounts, vesting, benefits and withdrawals, is contained in the Summary Plan Description. Copies of this document are available on the employee benefits website accessible to employees of the Employer or from the Administrator. Schwab Retirement Plan Services, Inc. (“Schwab”) serves as the recordkeeper of the Plan and Charles Schwab Trust Company, a division of Charles Schwab Bank (the “Trustee”) serves as the trustee of the Plan.
Administrative Expenses - All investment-related expenses are charged against the Plan’s earnings or are paid by the Plan. Administrative expenses for recordkeeping, accounting and legal are paid by the Plan. All other expenses are paid by the Employer.
Contributions - The Plan permits participants to contribute up to 70% of their eligible compensation to the Plan, subject to statutory limitations. The Employer makes a fully vested safe harbor matching contribution for each participant equal to the sum of (1) 100% of the participant’s elective deferrals up to 3% of compensation for the allocation period, plus (2) 50% of the participant’s elective deferrals that exceed 3% of compensation for the allocation period, but do not exceed 5% of compensation for the allocation period.
The Plan permits the Board to authorize discretionary profit-sharing contributions. No profit-sharing contributions were made for the 2018 plan year.
Vesting -Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are immediately vested in the Employer matching contributions for the plan years beginning on or after January 1, 2014. Vesting in the Employer matching contributions for plan years beginning before January 1, 2014, and for discretionary profit-sharing contributions are based on years of credited service and are subject to the following vesting schedule:

Years of Credited Service	Vested Interest

Less than 1	0%
1	20
2	40
3	60
4	80
5 or more	100
As a result of an Internal Revenue Service ruling policy, the Plan was amended effective January 1, 2015, to provide that the forfeited balances of terminated participants’ non-vested accounts would not be available to reduce the Employer’s safe harbor matching contributions unless the IRS specifically provides for such use of forfeitures in formal guidance of general applicability. On January 18, 2017, the IRS issued proposed regulations that permit such use of forfeitures, and provided that taxpayers may rely on the proposed regulations for periods preceding the issuance of final regulations. On July 20, 2018, the IRS issued final regulations that are substantively the same as the 2017 proposed regulations, including the provision for reliance on the proposed regulations for earlier periods. As of December 31, 2018 and 2017, forfeited employee amounts available to offset future Employer contributions and to offset future Plan expenses totaled approximately $1,761 and $630, respectively. For the 2018 Plan year, forfeitures of $121,000 were used to offset Employer contributions and Plan expenses.

Benefit Payments -Benefits under the Plan are payable upon normal (after age 65) or early (after age 59-1/2) retirement, death, disability, severe financial hardship or termination of service and are based on the vested balance in the participant’s account. Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment, as defined in the Plan. If the participant’s vested account is $5,000 or less, the participant will be prompted to distribute his or her funds to another qualified plan in a timely fashion or be subject to an immediate lump-sum distribution.
Investment Income and Expenses -Each participant’s account shall be allocated the investment income and expenses of each fund based on the value of each participant’s account invested in each fund, in proportion to the total value of all accounts in each fund, taking into consideration any contributions to or distributions from the participant’s account in each fund. General expenses of the Plan not paid by the Employer and not attributable to any particular fund shall be allocated among participants’ accounts in proportion to the value of each account, taking into consideration each participant’s contributions and distributions.
The agreement between the Trustee and the Plan includes a revenue-sharing arrangement, whereby the Trustee shares revenue generated by the Plan in excess of the Trustee’s fee. These deposits are included in the “Other Loss” amount in the Statement of Changes to Net Assets Available for Benefits. These funds are used to pay other Plan expenses, with any remaining amounts being reallocated to participants. During 2018, revenue of $263,836 was deposited into the Plan related to this revenue-sharing arrangement. At December 31, 2018 and 2017, $132,950 and $48,984, respectively, was available to be reallocated or pay Plan expenses. For the Plan year ended December 31, 2018, Plan expenses of approximately $181,000 were paid by these funds.
Notes Receivable from Participants -A participant may borrow from his or her own account a minimum of $1,000, up to a maximum equal to the lesser of: (a) $50,000 or (b) 50% of the participant’s vested account balance. Participants may not have more than two loans outstanding at any time, with a limited exception for grandfathered outstanding loans transferred to the Plan as a result of mergers of plans maintained by acquired companies. Loans, which are repayable each pay period for periods ranging generally up to five years (and up to 15 years for the purchase of a principal residence), are collateralized by a security interest in the borrower’s vested account balance. The loans bear interest at the prime rate plus 1%, determined at the time the loan is approved. As of December 31, 2018, interest rates applicable to such loans ranged from 4.25% to 9.25%.
Plan Merger - On November 15, 2017, the Plan merged with the previously frozen Wright Risk Management Company LLC 401(k) Profit Sharing Plan. As a result of the merger, the fair market value of assets totaling $20,750,595 were transferred into the Plan.

2.	SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates -The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Basis of Accounting -The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with U.S. GAAP.
Notes Receivable from Participants - Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses was recorded as of December 31, 2018 or 2017. Defaulted participant loans are reclassified as distributions based upon the terms of the Plan document.
Benefit Payments - Benefit payments are recorded when paid.
Valuation of Investments -The Plan’s investments in money market funds, mutual funds and the personal choice retirement account, which includes investments in mutual funds and common stock, are stated at fair value based on quoted market prices at year-end. The fair value of the Brown & Brown stock fund is measured using the unit value calculated from the observable market price of the stock plus the cost of the short-term investment fund, which approximates fair value. The fair value of the common collective trust account is based upon the net asset value (“NAV”) of the fund's underlying assets less its liabilities. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as investments held during the year.
New Accounting Pronouncements - ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement: This ASU modifies the disclosure requirements on fair value measurements in Topic 820, including the removal, modification to, and addition of certain disclosure requirements. This ASU will be effective for fiscal years beginning after December 15, 2019 with early adoption permitted. The majority of the disclosure changes are to be applied on a prospective basis. The Company is currently in the process of reviewing this ASU to determine whether the modifications within will be adopted prior to the effective date. This ASU is not expected to have a significant impact on the Plan's fair value disclosures and no impact to the financial statements themselves

3.	INVESTMENTS
Fair Value Measurements-The Plan adopted a fair value measurement method that establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The fair values estimated and derived from each fair value calculation may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those utilized by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth, by level, the fair value hierarchy of the Plan investment assets and investment liabilities as of December 31, 2018 and 2017. As required by Accounting Standards Codification Topic 820-Fair Value Measurement and Disclosures, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds);	$526,669,967	$—	$—	$526,669,967
Employer common stock fund	—	37,546,445	—	37,546,445
Personal choice accounts	12,265,109	2,350,088	—	14,615,197
Total investments in hierarchy	$538,935,076	$39,896,533	$—	$578,831,609

Common collective trust, measured at net asset value*	—	—	—	54,027,781
Total investments at fair value	$—	$—	$—	$632,859,390

	Investment Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds);	$545,212,704	$—	$—	$545,212,704
Employer common stock fund	—	35,672,514	—	35,672,514
Personal choice accounts	12,513,857	2,590,879	—	15,104,736
Total investments in hierarchy	$557,726,561	$38,263,393	$—	$595,989,954

Common collective trust, measured at net asset value*	—	—	—	51,804,442
Total investments at fair value	$—	$—	$—	$647,794,396
*Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits. The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2018 and 2017, respectively.

	Fair Value 12/31/18	Fair Value 12/31/17	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust	$54,027,781	$51,804,442	N/A	Daily	12 months

Risks and Uncertainties and Concentrations-Investments -The Plan invests in various investment securities. The Vanguard Institutional Index Fund represents approximately 15.5% of the Plan’s total investments at December 31, 2018. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

4.	INVESTMENT PROGRAMS
As of December 31, 2018, contributions to the Plan were invested in one or more of various investment fund options, including money market funds, mutual funds, a common collective trust fund, and an Employer stock fund, at the direction of each participant. The Plan also allows participants to invest in the Charles Schwab & Co. Personal Choice Retirement Account, which enables participants to self-direct their money into a full range of investment options, including individual stocks and bonds, as well as allowing access to over 800 additional mutual funds.
One investment in the Plan is a common collective trust account managed by Wells Fargo Bank called the Stable Return Fund G (the “Stable Return Fund”), which invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (such as separate account contracts and synthetic GICs) with similar characteristics. The Stable Return Fund investment in each contract is presented at fair value. The fair value of a GIC is based on the present value of future cash flows using the current discount rate. The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract, which is provided by a security-backed contract issuer, is the present value of the difference between the current wrapper fee and the contracted wrapper fee.

5.	PARTY-IN-INTEREST TRANSACTIONS
The Plan’s investments include the Brown & Brown, Inc. common stock fund, which represents party-in-interest transactions that qualify as exempt prohibited transactions. Additionally, through the personal choice retirement account, certain investments are managed by affiliates of the Trustee of the Plan.
The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

6.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants and the Trustee. Upon termination, the rights of participants in their accounts will become 100% vested. The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

7.	FEDERAL INCOME TAX STATUS
The Plan has received a favorable determination letter from the Internal Revenue Service dated November 16, 2015, relating to the qualification of the Plan under Section 401(a) of the IRC. The Plan’s management believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC and regulations issued thereunder and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the U.S. require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits for any tax periods in progress.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2018

(a) Type	(b) Identity of Issuer	(c) Description of Investment: Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	State Street Bank & Trust Company	Cash	**	$401
	American Beacon Small Cap Value Fund	Mutual Fund	**	10,922,589
	American Funds Europacific Growth Fund	Mutual Fund	**	19,993,319
	Dodge & Cox Income Fund	Mutual Fund	**	41,330,060
	Harbor Capital Appreciation Fund	Mutual Fund	**	54,568,660
	Invesco Growth and Income Fund	Mutual Fund	**	53,654,435
	JP Morgan Mid Cap Value Fund	Mutual Fund	**	12,974,708
	Loomis Sayles Small Cap Growth Fund	Mutual Fund	**	11,731,052
	Principal Diversified Real Fund	Mutual Fund	**	7,660,190
	Schroder International Multi Cap Value Fund	Mutual Fund	**	23,673,482
	MassMutual Select Mid Cap Growth I Fund	Mutual Fund	**	9,930,723
	Vanguard Institutional Index Fund	Mutual Fund	**	100,059,648
	Vanguard Inflation-Protected Security Investors Fund	Mutual Fund	**	19,537,189
	Vanguard Mid Cap Index Fund	Mutual Fund	**	19,110,701
	Vanguard Small Cap Index Fund	Mutual Fund	**	12,339,509
	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	3,632,484
	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	8,571,661
	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	11,581,420
	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	12,388,812
	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	8,205,116
	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	5,626,613
	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	6,002,158
	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	5,649,099
	Vanguard Target Retirement 2055 Fund	Mutual Fund	**	254,773
	Vanguard Target Retirement 2060 Fund	Mutual Fund	**	149,947
	Vanguard Target Retirement Income Fund	Mutual Fund	**	2,123,437
	Vanguard Total Bond Market Index Fund	Mutual Fund	**	31,703,323
	Vanguard Total International Stock Index Fund	Mutual Fund	**	33,294,859
*	Brown & Brown, Inc. Common Stock Fund	Company Stock	**	37,546,445
	Wells Fargo Stable Return Fund G	Common Collective Trust	**	54,027,781
	Personal Choice Retirement Account	Participant-Directed Brokerage Accounts	**	14,615,197
*	Notes Receivables from participants - Various maturities, interest rates from 4.25% to 9.25%			13,383,484

				$646,243,275

*	A party-in-interest transaction as defined by ERISA.
**Cost information is not required to be provided as these investments are participant-directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BROWN & BROWN, INC.
EMPLOYEE SAVINGS PLAN AND TRUST

	By:	BROWN & BROWN, INC.

Date: June 24, 2019	By:	/S/ JAMES LANNI
James Lanni
Director of Taxation

EXHIBIT INDEX

Exhibit	Document

23.1	Consent of Independent Registered Certified Public Accounting Firm